

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2013

Brandon Hargett, CEO
High Plains Gas, Inc.
1200 East Lincoln St.
Gillette, Wyoming 82717

> **Re: High Plains Gas, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 000-54353**

Dear Mr. Hargett:

We issued comments on the above captioned filing on December 20, 2012**.** On February 27, 2013**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Michael Fay, Staff Accountant, at (202) 551-3812 or me at (202) 551-3686 if you have questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief